ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 809
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

File No. 82-34835
December 4, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

SUPPL

<u>NTT Urban Development Corporation - 12g3-2(b) Exemption</u>

Ladies and Gentlemen:

In connection with the exemption of NTT Urban Development Corporation (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Semi-Annual Report Release for the Six Months Ended September 30, 2006 (Consolidated), dated November 1, 2006;

2. Outline of Non-Consolidated Interim Financial Statement for the Six Months Ended September 30, 2006, dated November 1, 2006;

3. Press release dated November 1, 2006 and entitled "Notice of Stock Split"; and

4. Brief Description of Japanese Language Documents.

dw 12/13

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Kagayaki Funakoshi of Anderson Mori & Tomotsune, Japanese counsels to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813-6888-1197, facsimile +813-6888-3197).

Very truly yours,

Kagayaki Funakoshi

Enclosure

File No. 82-34835

(Summary English Translation)

RECEIVED
2006 DEC 12 A 10:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Semi-Annual Report Release for the Six Months Ended September 30, 2006 (Consolidated)

November 1, 2006

NTT URBAN DEVELOPMENT CORPORATION
Code Number: 8933
(URL http://www.nttud.co.jp/)

Stock Exchanges: Tokyo Stock Exchange
Location of Head Office: Tokyo

Representative: Kiyoshi Mita
President and Chief Executive Officer
Attn.: Takahiro Okuda
Senior Director
Senior Executive Manager,
Finance Department
Tel.: (03) 6811-6424

Board Meeting Date: November 1, 2006
Parent Company: Nippon Telegraph and Telephone Corporation (Code Number: 9432)
Shareholding Ratio of the Parent Company: 67.3%
U.S. Accounting Principles: not applicable

1. **Consolidated Business Results (April 1, 2006 through September 30, 2006)**

(1) Consolidated Results of Operations

	Sales	Operating Income	Ordinary Income
Six months ended September 30, 2006	¥55,733 million (21.3%)	¥11,467 million (19.9%)	¥10,610 million (29.3%)
Six months ended September 30, 2005	¥45,946 million (1.0%)	¥9,561 million (10.4%)	¥8,204 million (18.3%)
Year ended March 31, 2006	¥110,833 million	¥21,716 million	¥18,346 million

	Net Income	Net Income per Share	Net Income per Share (fully diluted)
Six months ended September 30, 2006	¥6,239 million (59.6%)	¥9,478.86	–
Six months ended September 30, 2005	¥3,909 million (-4.4%)	¥5,939.66	–
Year ended March 31, 2006	¥11,401 million	¥17,201.07	–

(Notes)

1. *Investment profit and loss in equity method:*
   Six months ended September 30, 2006: 875 million yen
   Six months ended September 30, 2005: 82 million yen
   Year ended March 31, 2006: 247 million yen
2. *Average number of outstanding shares for each period (consolidated):*
   Six months ended September 30, 2006: 658,240 shares
   Six months ended September 30, 2005: 658,240 shares
   Year ended March 31, 2006: 658,240 shares
3. *Changes in accounting treatment: Applicable*
4. *The percentage figures which appear in Sales, Operating Income, Ordinary Income and Net Income are compared to the same period of the prior year.*

(2) Consolidated Financial Condition

	Total Assets	Net Assets	Ratio of Shareholders' Equity to Assets	Net Assets per Share
Six months ended September 30, 2006	¥542,812 million	¥120,064 million	22.1%	¥182,402.54
Six months ended September 30, 2005	¥500,154 million	¥109,679 million	21.9%	¥166,624.89
Year ended March 31, 2006	¥543,792 million	¥115,696 million	21.3%	¥175,765.71

(Notes)

Total outstanding shares as of the end of each period (consolidated):
Six months ended September 30, 2006: 658,240 shares
Six months ended September 30, 2005: 658,240 shares
Year ended March 31, 2006: 658,240 shares

(3) Consolidated Statement of Cash Flow

	Cash provided by Operating Activities	Cash provided by Investing Activities	Cash provided by Financing Activities	Cash and Cash Equivalents at Period End
Six months ended September 30, 2006	¥1,757 million	-¥19,976 million	¥8,561 million	¥9,847 million
Six months ended September 30, 2005	¥11,750 million	-¥18,608 million	¥6,339 million	¥9,685 million
Year ended March 31, 2006	¥22,243 million	-¥45,157 million	¥32,214 million	¥19,503 million

(4) Scope of Consolidation and Application of Equity Method

Number of consolidated subsidiary: 7

Number of non-consolidated subsidiary to which equity method is applicable: –

Number of affiliated company to which equity method is applicable: 6

(5) Changes in Scope of Consolidation and Application of Equity Method

Consolidated	(New): –	(Exception): –
Equity Method	(New): 1	(Exception): –

2. Forecast of Consolidated Business Results (April 1, 2006 through March 31, 2007)

	Sales	Ordinary Income	Net Income
Annual	¥127,000 million	¥22,300 million	¥12,400 million

(Reference)
Estimated net income per share (annual): 3,767.62 yen

(Notes)

1. *Estimated net income per share (annual) is a figure after consideration of the five-for-one stock split effective January 1, 2007. The figure for estimated net income per share (annual) becomes 18,838.11 yen when calculated based on total outstanding shares prior to the implementation of such stock split.*
2. *The forecast of consolidated business results released on May 11, 2006 has been revised as set forth above, taking into consideration the recent developments in the results, etc. The figures of the forecast set forth above are calculated based on the information which is available to the Company as of the date of this press release. Please note that the actual figures of the results may differ due to subsequent various factors such as changes in business environment.*

File No. 82-34835

(Summary English Translation)

Outline of Non-Consolidated Interim Financial Statement for the Six Months Ended September 30, 2006

November 1, 2006

NTT URBAN DEVELOPMENT CORPORATION
Code Number: 8933
(URL http://www.nttud.co.jp/)

Stock Exchanges:
Tokyo Stock Exchange
Location of Head Office: Tokyo

Representative: Kiyoshi Mita
President and Chief Executive Officer
Attn.: Takahiro Okuda
Senior Director
Senior Executive Manager,
Finance Department
Tel.: (03) 6811-6424

Board Meeting Date: November 1, 2006
Dividend Payment Date: December 4, 2006
Unit Shares: not applicable

1. Business Results (April 1, 2006 through September 30, 2006)

(1) Results of Operations

	Sales	Operating Income	Ordinary Income
Six months ended September 30, 2006	¥50,792 million (21.0%)	¥10,991 million (18.0%)	¥9,444 million (19.0%)
Six months ended September 30, 2005	¥41,971 million (1.2%)	¥9,315 million (9.6%)	¥7,940 million (18.1%)
Year ended March 31, 2006	¥102,539 million	¥21,253 million	¥17,693 million

	Net Income	Net Income per Share
Six months ended September 30, 2006	¥5,553 million (47.8%)	¥8,437.16
Six months ended September 30, 2005	¥3,756 million (-4.5%)	¥5,707.47
Year ended March 31, 2006	¥11,003 million	¥16,603.09

(Notes)

1. *Average number of outstanding shares for each period:*
   Six months ended September 30, 2006: 658,240 shares
   Six months ended September 30, 2005: 658,240 shares
   Year ended March 31, 2006: 658,240 shares
2. *Changes in accounting treatment: Applicable*
3. *The percentage figures which appear in Sales, Operating Income, Ordinary Income and Net Income are compared to the same period of the prior year.*

(2) Financial Condition

	Total Assets	Net Assets	Ratio of Shareholders' Equity to Assets	Net Assets per Share
Six months ended September 30, 2006	¥538,537 million	¥117,672 million	21.9%	¥178,768.78
Six months ended September 30, 2005	¥495,524 million	¥108,297 million	21.9%	¥164,525.74
Year ended March 31, 2006	¥540,482 million	¥114,069 million	21.1%	¥173,294.38

(Notes)

1. *Total outstanding shares as of the end of each period:*
   Six months ended September 30, 2006: 658,240 shares
   Six months ended September 30, 2005: 658,240 shares
   Year ended March 31, 2006: 658,240 shares
2. *Total number of treasury stock as of the end of each period:*
   Six months ended September 30, 2006: –
   Six months ended September 30, 2005: –
   Year ended March 31, 2006: –

2. Forecast of Business Results (April 1, 2006 through March 31, 2007)

	Sales	Ordinary Income	Net Income
Annual	¥118,900 million	¥21,400 million	¥11,900 million

(Reference)
Estimated net income per share (annual): 3,615.07 yen

3. Dividends

Cash Dividend	Dividends per Share		
	Interim period end	Year end	Annual
Year ended March 31, 2006	¥2,500.00	¥2,500.00	¥5,000.00
Year ending March 31, 2007 (Result)	¥2,500.00	–	¥3,000.00
Year ending March 31, 2007 (Forecast)	–	¥500.00	

(Notes)

1. *Estimated net income per share (annual) is a figure after consideration of the five-for-one stock split effective January 1, 2007. The figure for estimated net income per share (annual) becomes 18,078.51 yen when calculated based on total outstanding shares prior to the implementation of such stock split.*
2. *For the year ending March 31, 2007, the dividend for interim period end of 2,500 yen is based on total outstanding shares prior to the implementation of the stock split, and the year-end dividend of 500 yen is calculated based on total outstanding shares after implementation.*
3. *The forecast of business results released on May 11, 2006 has been revised as set forth above, taking into consideration the recent developments in the results, etc. The figures of the forecast set forth above are calculated based on the information which is available to the Company as of the date of this press release. Please note that the actual figures of the results may differ due to subsequent various factors such as changes in business environment.*

(English Translation)

November 1, 2006

To whom it may concern:

NTT URBAN DEVELOPMENT CORPORATION
Rep: Kiyoshi Mita
President and Chief Executive Officer
(Tokyo Stock Exchange (First Section)
Code No. 8933)
Attn.: Takahiro Okuda
Senior Director
Senior Executive Manager,
Finance Department
(Tel.: 03-6811-6424)

Notice of Stock Split

We hereby announce that the Company has resolved at the meeting of the Board of Directors held today, to implement a stock split, as described below.

1. Purpose of the Stock Split

The purpose of this stock split is to increase the liquidity of shares and to expand the investor base by creating an environment more favorable to investors.

2. Overview of the Stock Split

(1) Number of shares increase resulting from the stock split

Total outstanding shares prior to the stock split	658,240 shares
Increase of shares resulting from the stock split	2,632,960 shares
Total outstanding shares after the stock split	3,291,200 shares

(2) Procedure of the stock split
A five-for-one stock split shall be implemented for shares held by shareholders as of Sunday, December 31, 2006, the record date. However, as this day and the preceding day are not business days for the transfer agent, the actual record date shall be Friday, December 29, 2006.

3. Schedule

(1)	Record date for the stock split	December 31, 2006
(2)	Effective date	January 1, 2007
(3)	Issuance date of share certificates	February 20, 2007

4. Dividends for the Year Ending March 31, 2007

The total amount of dividends awarded for the year ending March 31, 2007 shall not change. However, in accordance with this stock split (a five-for-one split), per-share dividends are expected to be as follows:

	Dividends per share		
Record date	Interim period end	Year end	Annual
Previous forecast	¥2,500	¥2,500	¥5,000
Revised forecast	¥2,500	¥500	¥3,000
Actual dividends for the year ended March 31, 2006	¥2,500	¥2,500	¥5,000

Note: The per-share dividend of 2,500 yen at interim period end in the revised forecast is based on the number of total outstanding shares prior to the stock split. The per-share dividend of 500 yen at year end is calculated based on the number of total outstanding shares after the stock split.

5. Partial Amendment to the Articles of Incorporation in Accordance with the Stock Split

(1) Reason for the Amendment

In accordance with the implementation of the stock split, the Articles of Incorporation shall be revised effective Monday, January 1, 2007, pursuant to Article 184, Paragraph 2 of the Corporation Act, by a resolution of the Board of Directors.

(2) Content of the Amendment

Current Articles of Incorporation	After Amendment
ARTICLE 6. TOTAL NUMBER OF SHARES AUTHORIZED TO BE ISSUED The total number of shares authorized to be issued by the Company shall be 2,100,000 shares.	**ARTICLE 6. TOTAL NUMBER OF SHARES AUTHORIZED TO BE ISSUED** The total number of shares authorized to be issued by the Company shall be 10,500,000 shares.

(3) Schedule

Resolution of the Board of Directors: Wednesday, November 1, 2006

Effective date of the amendment to the Articles of Incorporation: Monday, January 1, 2007

6. Other issues pertaining to this stock split shall be determined at future meetings of the Board of Directors.

Reference:

1. This stock split does not involve any increase in stated capital.
   Common stock as of November 1, 2006: 48,760,000,000 yen
2. The Company will send share certificates and a notice on the shares held to the shareholder at the registered address, on February 20, 2007. Persons not using the JASDEC Custody and Book-Entry Transfer System shall be aware that currently held shares may not be sold, until the share certificates subsequent to the stock split have been received. Persons using the JASDEC Custody and Book-Entry Transfer System may sell their shares from Thursday, January 4, 2007.

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Shelf Registration Statement

The Shelf Registration Statement with respect to future issuance of bonds dated October 19, 2006 and an amendment thereto dated November 15, 2006 for the purpose of incorporating the newly-filed amendment to the Annual Securities Report (for the 21st fiscal year) have been filed with the Director of the Kanto Local Finance Bureau through EDINET (Electronic Disclosure for Investors' Network). The Shelf Registration Statement and amendment thereto are available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. for a certain period.

Amendment to the Annual Securities Report

An amendment to the Annual Securities Report for the 21st fiscal year (from April 1, 2005 through March 31, 2006) prepared in accordance with paragraph 1 of Article 24-2 of the Securities and Exchange Law was filed with the Director of the Kanto Local Finance Bureau through EDINET on November 15, 2006. The amendment to the Annual Securities Report is available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. for a certain period.

Supplement to Shelf Registration Statement

A Supplement to Shelf Registration Statement regarding issuance of unsecured bonds was filed with the Director of the Kanto Local Finance Bureau through EDINET on November 22, 2006. The Supplement to Shelf Registration Statement is available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. for a certain period.